1601 Market Street Philadelphia, Pennsylvania 19103-2337 800 523.1988 215 564.6600

March 6, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Radian Group Inc.

           Form 10-K for the Fiscal Year Ended December 31, 2007

           Form 10-Q for the Fiscal Quarter Ended September 30, 2008

           File Number: 001-11356

Dear Mr. Rosenberg:

We are in the process of carefully considering and preparing our response to each of the comments included in your letter dated February 20, 2009. Where applicable, we have responded to these comments by providing additional disclosure in our 2008 Annual Report on Form 10-K, which we expect to file with the SEC in the next few days. We currently expect to submit our formal response to each of the comments included in your February 20, 2009 letter (our response will be filed via EDGAR) on or before March 27, 2009.

If you have any questions or concerns about the proposed timing of our response, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint
C. Robert Quint
Chief Financial Officer